UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 23, 2011

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

On December 22, 2011, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that the Company has agreed to sell four LR1 product tanker vessels. The sale of two vessels, the Newlead Fortune and the Newlead Avra, was completed on December 22, 2011. The sale of the other two vessels, the Newlead Compass and the Newlead Compassion, is expected to be completed by the end of January 2012.

The sale of the four vessels is part of NewLead’s overall financial restructuring plan to reduce debt. The Bank of Scotland syndicate, composed of 10 institutions, has agreed with NewLead to accept the net sale proceeds in full satisfaction of all liabilities owed to the syndicate under the governing loan agreement. Following the completion of the sale of the four vessels, NewLead’s overall indebtedness is expected to be reduced by $147.9 million.

The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated December 22, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2011

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer